SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated November 28, 2008.

2	Report of Voting Results, dated November 24, 2008.

Document 1

For Immediate Release	November 28, 2008
RM: 18 – 08

Crystallex Updates Shareholders on Las Cristinas Dialogue

TORONTO, ONTARIO, November 28, 2008 – Crystallex International Corporation (TSX: KRY) (NYSE Alternext US: KRY) today updated shareholders and stakeholders regarding various matters concerning its business.

Ongoing Dialogue with the Venezuelan Authorities

Crystallex maintains ongoing dialogue and correspondence with Venezuelan ministries and key government officials regarding the Authorization to Affect Natural Resources (the “Permit”) for the Las Cristinas Gold Project and the status of its Mine Operating Contract (“MOC”).  As part of this interaction, Crystallex filed a writ with the Ministry of Environment and Natural Resources (“MinAmb”) on October 24, 2008.  This document supplemented Crystallex’s prior appeal and requested that the Minister of MinAmb take the Vice-Minister’s August 20, 2008 letter into consideration in rendering her decision on the appeal.  This August 20, 2008 letter indicated that Crystallex’s previous submission on August 4, 2008 complied with government guidelines on environmental and social matters and was viable from a technical perspective.

On November 28, 2008, Crystallex delivered a letter to the Government of Venezuela notifying it of the existence of a dispute between Crystallex and the Bolivarian Republic of Venezuela (“Venezuela”) under the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the “Treaty”).

It is Crystallex’s intention to settle the dispute amicably within six months. If the dispute has not been settled amicably within six months, Crystallex has the option of submitting the dispute to international arbitration. The dispute has arisen out of MinAmb’s decision dated April 14, 2008 to deny the Permit and Venezuela’s subsequent media statements attributed to the Minister of MIBAM on November 5, 2008 regarding the status of the Project and the MOC.

Special Meeting of Shareholders

Crystallex held a special meeting of shareholders on November 18, 2008.  At the meeting, the first two items of business, namely the approval of a stock option plan which would have permitted Crystallex to issue stock options to purchase up to 5% of Crystallex’s common shares, as well as the ratification of certain option grants to directors, officers and employees, were withdrawn from consideration.  The shareholders did approve the directors’ share plan as described in the management information circular prepared in connection with this meeting.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

1

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements included or incorporated by reference in this news release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” below or in the Company’s 2007 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

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Document 2

REPORT OF VOTING RESULTS

This report is being filed pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations and discloses the results of voting for the following matters submitted to the special meeting (the “Meeting”) of shareholders of Crystallex International Corporation (the “Corporation”) held on November 18, 2008.

1.           New Share Option Plan

The resolution relating to the approval of the new share option plan to provide eligible persons with an opportunity to purchase common shares of the Corporation (the “Common Shares”) as set out in the Corporation’s management information circular dated October 9, 2008 (the “Circular”) was withdrawn by the Corporation at the Meeting and not voted on.

2.           Ratification of Share Options Granted by the Board of Directors

The resolution relating to the approval and ratification of share options granted by the Board of Directors of the Corporation to certain directors, officers, employees and consultants as set out in the Circular was withdrawn by the Corporation at the Meeting and not voted on.

3.           Amendment to the Directors’ Remuneration Plan

By a vote by way of a show of hands, the Chairman of the Meeting declared that the resolution approving an amendment to the Directors’ Remuneration Plan of the Corporation to increase the number of common shares issuable thereunder as set out in the Circular was approved.

DATED as of this 24th day of November, 2008

CRYSTALLEX INTERNATIONAL CORPORATION

Hemdat Sawh
Hemdat Sawh
Chief Financial Officer

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	December 1, 2008	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer